BENACO, INC.

130 William Street

New York, New York 10038

December 27, 2012

BY EDGAR

Ajay Koduri, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Benaco, Inc., Inc. (the “Company”)
Current Report on Form 8-K Filed: November 13, 2012
File No. 333-173476

Dear Mr. Koduri:

Reference is made to your comment letter, dated December 6, 2012 to the Company, relating to the subject filing (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by the Company’s response thereto:

General

1.      Please update the financial statements and other financial information in the filing to include the interim period ended September 30, 2012.

The September 30, 2012 financial statements have been included in the Form 8-K/A.

2.      Disclose under Item 5.03 whether you intend to adopt the fiscal year of Homeland Safety Consultants, Inc. (HSC), December 31, or whether you will continue the fiscal year of the registrant which is February 28/29.

An Item 5.03 has been included in the 8-K/A to report that the Company formally changed its fiscal year end from the last day of February to December 31.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 11

Overview, page 11

3.     We note from your description of your business that your operations have been limited to the New York City area. Please discuss the Company’s future prospects and whether they include the expansion into other markets. We note management’s undisclosed “plans to increase revenues and to control operating expenses in order to reduce losses from operations.” We note that you anticipate raising capital through equity or debt financing. Discuss whether the company’s decision to become a public company was motivated by financing needs or other operational goals.

Two sentences have been added to the end of Overview subsection of the Management’s Discussion to respond to the comments.

Item 9.01 Financial Statements and Exhibits

Financial Statements, pages F-3 through F-6 and F-17 through F-21

4.    It appears that as a result of the transactions that occurred on November 12, 2012 as disclosed in Items 1.01 and 2.01 of this document, the shareholders of HSC obtained the majority of the shares of the combined company. Since Benaco was a public shell at the time of the transactions, this acquisition is considered a recapitalization in the form of a reverse merger. In this regard, please clarify your disclosures so that the nature and terms of the transaction is transparent to readers, and explain how you recorded the reverse merger in your financial statements.

A Subsequent Note has been added to the December 31, 2011 financial statement and a Subsequent Event Note has been included in the September 30, 2012 financial statements to clarify the disclosures in the financial statements and explain how the reverse merger was recorded in the financial statements.

5.    Further in a recapitalization, you should retroactively restate the historical stockholders’ equity of HSC prior to the merger for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer’s and acquirer’s stock with an offset to paid-in capital. Retained earnings (deficit) of the acquirer are carried forward after the acquisition. Operations prior to the merger are those of HSC. Also, earnings per share for periods prior to the merger are restated to reflect the number of equivalent shares received by the acquiring company.

All of such changes have been made in the financial statements.

We hereby acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael Gianatasio

Michael Gianatasio

Chief Executive Officer